SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated September 8, 2010 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated September 8, 2010, the Company reported its financial statements for the twelve-month period ended on June 30, 2010 and June 30, 2009 requested by Section 62 of the Bolsa de Comercio de Buenos Aires’ rules.

IRSA Inversiones y Representaciones Sociedad Anónima

June 30, 2010 and 2009

1. Period Results
	In thousands of Ps.
	06/30/10	06/30/09
Ordinary	334,501	158,635
Extraordinary	—	—
Period Profit	334,501	158,635

2. Net Worth Composition
Subscribed Capital	578,676	578,676
Treasury Shares	—	—
Total Subscribed Capital	578,676	578,676
Capital integral adjustment	274,387	274,387
Premium on Shares	793,123	793,123
Technical Revaluations	—	—
Legal Reserve	40,306	32,374
Transitory Conversion Difference	17,459	12,849
Reserve for New Projects	193,486	193,486
Retained Earnings	505,609	210,767

Total Net Worth	2,403,046	2,095,662

In accordance with Article o), of the above referred rules, the Company informed that as of the end of the Financial Statements period the authorized stock capital of the Company was Ps. 578,676,460; its share composition is divided into 578,676,460 non endorsable registered common shares face value Ps. 1 each, and with one vote each.

The principal shareholder of the Company is Cresud S.A.C.I.F.y A. (“Cresud”), with 332,666,752 shares, which represent 57.49% of the issued and outstanding capital stock of the Company.

Furthermore, we inform that as of June 30, 2010, without taking into account Cresud’s holdings, other share holders held 246,009,708 nominative non-endorsable common shares of $1 par value each and entitled to 1 vote each, which represents 42.51% of the issued and outstanding capital stock.

As of June 30, 2010, there are no options or convertible notes outstanding to acquire our shares.

Among the activities developed during the fiscal year, the following may be highlighted:

•	Net income increased by more than 100% to Ps. 334.5 million

•	EBITDA rose 63% to Ps. 700.4 million.

•	Shopping Centers recorded high occupancy levels and posted an EBITDA of Ps. 380.6 million, 26% higher than in the previous year.

•	We acquired an option to purchase Parque Arauco S.A.’s stake in APSA, which we expect to exercise shortly.

•	APSA sold 80% of Tarshop S.A. to Banco Hipotecario, and the consent from the Argentine Central Bank’s Superintendent of Financial Institutions has been recently obtained.

•	Office Buildings: We sold non-strategic positions and purchased a plot of land in the exclusive area of Catalinas, for the future development of a premium building.

•	Our interest in Banco Hipotecario S.A. contributed Ps. 151.6 million to IRSA’s income.

The board of directors continues analyzing the proposal of allocation of the period results, dividend distribution and remuneration, which will be informed immediately after determined.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Vice Chairman of the Board of Directors

Dated: September 8, 2010.